                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of April 2006

               ACS MOTION CONTROL LTD. (FORMERLY ACS-TECH80 LTD.)
                  (Translation of registrant's name in English)

      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Attached, as Exhibits 1 to this Report on Form 6-K, respectively, is (i) the
Registrant's press release dated June 26 2006, regarding a loss of a major application.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ACS Motion Control Ltd. (formally ACS-Tech80 Ltd)
                               (Registrant)

                               By: /s/ Ze'ev Kirshenboim
                               -------------------------
                               Ze'ev Kirshenboim
                               President and CEO
                               June 26, 2006